DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 [redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

August 04, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure filed June 19, 2006, related to acceptance condition in BAA Offer;
- Significant disclosure filed June 26, 2006, related to the fulfilment of the BAA Offer conditions;
- Significant disclosure filed July 3, 2006, related to a presentation of the BAA Offer;
- Significant disclosure filed July 4, 2006, related to the "stub equity" structure in BAA Offer;
- Significant disclosure filed July 5, 2006, related to the Grupo Ferrovial's committees composition;
- Significant disclosure filed July 10, 2006, related to the "squeeze-out" in BAA Offer;
- Significant disclosure filed July 24, 2006, related to the "squeeze-out" in BAA Offer; and
- Significant disclosure filed July 27, 2006, related to an agreement with Macquarie in BAA Offer.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the subsidiary of Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Final Recommended Offers*").

For the purpose of complying with US regulatory requirements, ADI today reiterated, via the London Stock Exchange Regulatory Information System, that it has the power to reduce the minimum acceptance condition of the Recommended Final Offers from 90% to a lower level, in the terms and conditions set out in Regulatory Disclosure no. 67465 filed with the CNMV on 6 June 2006 and in the Revised Offer Documents sent to the shareholders of BAA on 12 June 2006.

Attached as an Annex to this communiqué is the original communiqué by ADI in English.

Madrid, 19 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof): (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

FOR IMMEDIATE RELEASE JUNE 19, 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

POSSIBLE REDUCTION OF MINIMUM ACCEPTANCE CONDITION TO COMPLY WITH US REGULATORY REQUIREMENTS

Airport Development and Investment Limited ("ADI") announces, to comply with US regulatory requirements, that it may reduce the minimum acceptance condition (described in further detail below) applicable to its offer to acquire the entire issued and to be issued share capital of BAA plc ("BAA") (the "Ordinary Recommended Final Offer*") from 90 per cent. to such lower level as it determines, provided that ADI and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Ordinary Recommended Final Offer* or otherwise, BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of BAA. Such reduction may be made on 26 June 2006.

The Ordinary Recommended Final Offer* is currently conditional upon, amongst other things, valid acceptances being received (and not, where permitted, withdrawn) by 1.00 p.m. (London time) on 26 June 2006 (or such later time(s) and/or date(s) as ADI may, subject to the rules of the United Kingdom City Code on Takeovers and Mergers (the "City Code"), decide) in respect of not less than 90 per cent. in nominal value of the BAA Shares to which the Ordinary Recommended Final Offer* relates, or such lower percentage as ADI may decide, provided that such condition (the "Acceptance Condition") shall not be satisfied unless ADI and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Ordinary Recommended Final Offer* or otherwise, BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of BAA and provided further that the Acceptance Condition shall be capable of being satisfied only at a time, prior to the final day upon which the Ordinary Recommended Final Offer* can become or is declared unconditional as to acceptances, when all other

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

conditions to the Ordinary Recommended Final Offer* have been satisfied, fulfilled or waived (unless ADI otherwise determines).

ADI has agreed with Citigroup Global Markets Limited, The Royal Bank of Scotland plc, Banco Santander Central Hispano, S.A. (London Branch), HSBC Bank plc and Calyon Sucursal en España that, unless they so consent, it will not declare the Ordinary Recommended Final Offer* unconditional as to acceptances until it has received valid acceptances of the Ordinary Recommended Final Offer* such that it would hold more than 75 per cent. of the issued and outstanding BAA Shares (assuming for this purpose that all options and warrants in respect of BAA Shares and all BAA Convertible Bonds which, as at the relevant time, are outstanding and have not been assented to a Recommended Final Offer* had been exercised or converted, as the case may be).

Under the City Code, ADI is not required to declare its intentions to reduce the Acceptance Condition unless and until is has reduced such condition, and may, therefore, reduce the Acceptance Condition without further notice. BAA Shareholders who have already accepted the Ordinary Recommended Final Offer* but who are not willing to accept the Ordinary Recommended Final Offer* if the Acceptance Condition is reduced to a level lower than 90 per cent. should withdraw their acceptances by 1.00pm (London time) on 26 June 2006 (where permitted to do so).

The Ordinary Recommended Final Offer* will remain open for acceptance until 1.00pm (London time) on 26 June 2006.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Revised Offer Document, dated 12 June 2006.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to

clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the offers or otherwise. The Recommended Final Offers* are made solely by the Revised Offer Documentation, which contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

The Altitude Shares that may be issued pursuant to the Share Facilities have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company majority-owned by Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

On 6 June 2006, ADI announced the terms of a recommended final offer for all of the share capital issued and to be issued by BAA (the "Ordinary Recommended Final Offer") and the recommended final offers for the acquisition of all of the convertible bonds of BAA (the "Convertible Recommended Final Offers" and, together with the Ordinary Recommended Final Offer, the "Recommended Final Offers[1]").

ADI announced today, via the London Stock Exchange Regulatory Information System, that all the conditions for each of the Recommended Final Offers have been complied with or waived and, accordingly, each of the Recommended Final Offers has become unconditional or has been declared unconditional in all respects.

Nevertheless, each of the Share Facilities[2] are still conditional upon sufficient applications being made for shares of Altitude Assets, plc. by the shareholders of BAA and the holders of Bonds Convertible into Shares of BAA and upon the shares of Altitude Assets, plc. being admitted to listing in the AIM market of the London Stock Exchange. Consequently, ADI has announced that it will issue a further communiqué if any of the Partial Share Alternatives becomes or is declared unconditional. ADI expects such an announcement to be made on or before 4 July 2006.

At 13.00 (London time) today, ADI had received valid acceptances with respect to a total of 601,999,026 Shares of BAA representing approximately 55.58% of the issued share capital of BAA. That total includes:

- acceptances received with respect to 239,930 shares of BAA (representing approximately 0.02% of the issued capital stock of BAA) that were irrevocably committed to ADI by the directors of BAA; and
- acceptances received with respect to 6,082,499 shares of BAA (representing approximately 0.56% of the issued capital stock of BAA) owned by persons deemed to be acting in concert with ADI.

In addition, as a result of market purchases, ADI holds 300,934,580 BAA Shares (representing approximately 27.78% of the issued share capital of BAA).

---

[1] ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof): (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

[2] Option offered to BAA shareholders and holders of bonds convertible into BAA shares to receive, as part consideration for their shares of BAA, shares of the newly-formed company Altitude Assets plc instead of the corresponding cash consideration.

Accordingly, as at 13.00 (London time) today, ADI either owned or had received valid acceptances in respect of a total of 902,933,606 BAA Shares, representing approximately 83.37% of the issued share capital of BAA.

In accordance with the conditions of the Ordinary Recommended Final Offer, the Board of ADI has decided to declare the Ordinary Recommended Final Offer unconditional with respect to the acceptances. ADI also announced that it has waived the other conditions of the Ordinary Recommended Final Offer, and that the Ordinary Recommended Final Offer (excluding the Share Facilities) is therefore declared unconditional in all respects.

The Ordinary Recommended Final Offer will remain open for acceptance until further notice; at least 14 days' notice will be given before that Offer is closed.

ADI also disclosed the level of acceptance of the Recommended Final Offers for Convertible Bonds (2008 and 2009); at 13.00 (London time) today, ADI had received valid acceptances in respect of:

- a total of 418,831,000 pounds sterling nominal of 2008 Convertible Bonds, representing approximately 98.78% of the entire nominal amount of 2008 Convertible Bonds in issue; and
- a total of 409,297,000 pounds sterling nominal of 2009 Convertible Bonds, representing approximately 96.30% of the entire nominal amount of 2009 Convertible Bonds in issue.

Since each Convertible Recommended Final Offer is conditional upon the Ordinary Recommended Final Offer becoming or being declared unconditional in all respects, following the Ordinary Recommended Final Offer being declared unconditional in all respects, each Convertible Recommended Final Offer (but excluding the Share Facilities) is now unconditional in all respects.

The Convertible Recommended Final Offers will remain open for acceptance until further notice; at least 14 days' notice will be given by an announcement before the relevant offer is closed.

ADI also disclosed the acceptances received under the Loan Note alternative.

ADI also announced that, although the Shareholders of BAA had been given notice of the Annual Shareholders' Meeting of BAA on 14 July 2006, since the Recommended Final Offers have been declared unconditional in all respects, the Board of Directors of BAA considers it advisable to adjourn the meeting immediately after it has commenced.It is therefore suggested that BAA Shareholders should not attend and should not complete any proxy forms or vote online.

Finally, the BAA Board has also resolved that the proposed dividend of 15.25 pence for the financial year ended 31 March 2006 be declared as an interim dividend paid on or around 11 August 2006 to BAA Shareholders of record on 9 June 2006.

Attached as an Annex to this disclosure is the original announcement released by ADI in English. A translation of that Annex for information purposes will be filed shortly.

Madrid, 26 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 26 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

OFFER UPDATE

RECOMMENDED FINAL OFFERS* DECLARED UNCONDITIONAL IN ALL RESPECTS, PROPOSED ADJOURNMENT OF BAA PLC ANNUAL GENERAL MEETING AND BAA DIVIDEND

On 6 June 2006, Airport Development and Investment Limited ("ADI") announced the terms of its recommended final offer* to acquire the entire issued and to be issued share capital of BAA plc ("BAA") (the "Ordinary Recommended Final Offer*") and the terms of its recommended final offers to acquire all of the outstanding BAA Convertible Bonds (the "Convertible Recommended Final Offers*" and, together with the Ordinary Recommended Final Offer*, the "Recommended Final Offers*").

ADI announces that all of the conditions of each of the Recommended Final Offers* have now been satisfied or waived and that, accordingly, each of the Recommended Final Offers* is now unconditional or declared unconditional in all respects.

However, each of the Share Facilities (pursuant to which shares in Altitude Assets may be issued) remains conditional upon sufficient valid elections being made by the BAA Shareholders and BAA Convertible Bondholders under the Share Facilities and upon the Altitude Shares being admitted to trading on AIM. Accordingly, ADI intends to issue a further announcement if any or all of the Share Facilities subsequently become or are declared unconditional. It is expected that such announcement will be made on or prior to 4 July 2006.

<u>Ordinary Recommended Final Offer*</u>

As at 1 pm (London time) today, ADI had received valid acceptances in respect of a total of 601,999,026 BAA Shares, representing approximately 55.58 per cent. of the issued share capital of BAA. This total includes:

---

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

- acceptances received in respect of 239,930 BAA Shares (representing approximately 0.02 per cent. of the issued share capital of BAA) which were subject to irrevocable undertakings in favour of ADI from the BAA Directors; and
- acceptances received in respect of 6,082,499 BAA Shares (representing approximately 0.56 per cent. of the issued share capital of BAA) held by persons who are presumed to be acting in concert with ADI.

In addition, as a result of market purchases, ADI holds 300,934,580 BAA Shares (representing approximately 27.78 per cent. of the issued share capital of BAA).

Accordingly, as at 1 pm (London time) today, ADI either owned or had received valid acceptances in respect of a total of 902,933,606 BAA Shares, representing approximately 83.37 per cent. of the issued share capital of BAA.

In accordance with the conditions of the Ordinary Recommended Final Offer*, the Board of ADI has decided to declare the Ordinary Recommended Final Offer* unconditional as to acceptances having acquired or agreed to acquire (whether pursuant to the Ordinary Recommended Final Offer* or otherwise) BAA Shares carrying, in aggregate, more than 50 per cent. of the voting rights exercisable at a general meeting of BAA. All other conditions of the Ordinary Recommended Final Offer*, as set out in Appendix I of ADI's offer document dated 12 June 2006 (the "Revised Offer Document"), have also been either satisfied or waived. The Ordinary Recommended Final Offer* (but excluding the Ordinary Share Facilities) is therefore declared unconditional in all respects.

The Ordinary Recommended Final Offer* will remain open for acceptance until further notice. BAA Shareholders who wish to accept the Ordinary Recommended Final Offer* and who have not already done so should follow the procedures set out below. At least 14 days' notice will be given by an announcement before the Ordinary Recommended Final Offer* is closed.

Convertible Recommended Final Offers*

As at 1 pm (London time) today, ADI had received valid acceptances in respect of:

- a total of £418,831,000 nominal of 2008 Convertible Bonds, representing approximately 98.78 per cent. of the entire nominal amount of 2008 Convertible Bonds in issue; and
- a total of £409,297,000 nominal of 2009 Convertible Bonds, representing approximately 96.30 per cent. of the entire nominal amount of 2009 Convertible Bonds in issue.

Each Convertible Recommended Final Offer* is conditional upon the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects. Accordingly, following the Ordinary Recommended Final Offer* being declared unconditional in all respects, each Convertible Recommended Final Offer* (but excluding each Convertible Partial Share Alternative) is now unconditional in all respects.

The Convertible Recommended Final Offers* will remain open for acceptance until further notice. BAA Convertible Bondholders who wish to accept a Convertible Recommended Final Offer* and who have not already done so should follow the procedures set out below. At least 14 days' notice will be given by an announcement before the relevant offer is closed.

Share Facilities

Each of the Share Facilities remains conditional upon sufficient valid elections being made by the BAA Shareholders and the BAA Convertible Bondholders under the Share

Facilities and upon the Altitude Shares being admitted to trading on AIM on the basis set out in the Revised Offer Document.

It is expected that further details of whether the Share Facilities have become unconditional will be announced on or prior to 4 July 2006. If the Share Facilities do not become unconditional (whether due to insufficient valid elections being made by BAA Shareholders and BAA Convertible Bondholders under the Share Facilities, or otherwise), any BAA Shareholders or BAA Convertible Bondholders who have elected to receive Altitude Shares will instead receive cash on the basis set out in the Revised Offer Document.

The Share Facilities will remain open for acceptance until further notice. At least 14 days' notice will be given by an announcement before the ability to elect to receive Altitude Shares under the Share Facilities is closed.

Loan Notes

Of the total valid acceptances received in respect of the Ordinary Recommended Final Offer*, valid elections for Loan Notes under the Loan Note Alternative have been received in respect of Loan Notes with an aggregate nominal amount of approximately £53.84 million. This means that the minimum take-up requirement under the terms of the Loan Note Alternative has been satisfied and, accordingly, Loan Notes will be issued to those who have validly elected, and those who will validly elect, to receive them (subject to a maximum of £1 billion (or such greater amount as ADI, in its absolute discretion, considers necessary in order to comply with its obligations under Part XIIIA of the Companies Act) in aggregate nominal amount of Loan Notes being issued).

BAA Annual General Meeting and BAA Final Dividend

BAA Shareholders will have received notice of the BAA Annual General Meeting which is due to take place on 14 July 2006. BAA Shareholders should note that, following each of the Recommended Final Offers* becoming or being declared unconditional in all respects, the BAA Board has concluded that it would be sensible to adjourn the meeting immediately after it has commenced. It is therefore suggested that BAA Shareholders should not attend and should not complete any proxy forms or vote online in relation to the resolutions set out in the AGM notice of 15 May 2006. BAA Shareholders will shortly receive a letter to this effect.

The BAA Board has also resolved that the proposed final dividend of 15.25 pence for the financial year ended 31 March 2006 be declared as an interim dividend paid on or around 11 August 2006 (the proposed payment date of the final dividend) to BAA Shareholders on the register on 9 June 2006.

BAA Bonds

In relation to the BAA bonds, ADI will continue over the next few months its evaluation of alternatives for the efficient long term financing of the business. In this regard, ADI (through BAA) plans to open channels of communication with bondholders and expects that both ADI and BAA will consult with leading bondholders through the Association of British Insurers.

Procedures for accepting the Ordinary Recommended Final Offer* and the Convertible Recommended Final Offers*

If you hold BAA Shares in certificated form (that is, not through CREST), to accept the Ordinary Recommended Final Offer*, please complete, sign and return the Revised Form of Acceptance (which has been sent to you together with the Revised Offer Document) in accordance with the instructions thereon and the instructions in the Revised Offer Document as soon as possible.

If you hold BAA Shares in uncertificated form (that is, through CREST), to accept the Ordinary Recommended Final Offer*, please follow the procedures in the Revised Offer Document so as to ensure that your TTE instruction settles as soon as possible. If you hold BAA Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo Limited.

As the Ordinary Recommended Final Offer* is not being specifically extended to BAA ADRs, holders of BAA ADRs who wish to participate in the Ordinary Recommended Final Offer* should take steps to present their BAA ADRs to the US Depositary for cancellation. Any underlying BAA Shares received by holders of BAA ADRs upon such cancellation may then be tendered in the Ordinary Recommended Final Offer*. The Revised Offer Document may be obtained from Computershare Investor Services plc at any of the addresses below or requested by holders of BAA ADRs by telephone on 0870 703 6266 (or +44 870 703 6266, from outside the UK).

If you hold BAA Convertible Bonds in bearer form through Euroclear and/or Clearstream, you will be, or will already have been, contacted by Euroclear and/or Clearstream as to the steps you need to take to accept the relevant Convertible Bond Offer(s) as soon as possible.

If you hold BAA Convertible Bonds otherwise than in bearer form through Euroclear and/or Clearstream, please contact Citibank N.A. by telephone 020 7508 3867 (or +44 20 7508 3867, from outside the UK) in order to initiate the procedure for acceptance of either or both of the Convertible Recommended Final Offers* without delay.

Copies of the Revised Offer Document are and will remain available for collection by BAA Convertible Bondholders during normal business hours on any weekday (Saturdays and public holidays excepted) until each of the Recommended Final Offers* has closed from the offices of:

Computershare Investor Services plc
PO Box 858
The Pavilions
Bridgwater Road
Bristol BS99 5WE

Computershare Investor Services plc
2nd Floor
Vintners Place
68 Upper Thames Street
London EC4V 3BJ

Citibank N.A.
21st Floor
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

Notes:

Save as set out below, as at 1 pm (London time) on 26 June 2006, neither ADI nor any person acting in concert with it has an interest in, or right to subscribe for, relevant securities of BAA:

Name	**Number and percentage of BAA relevant securities**[(1)]

ADI and persons presumed to be acting in concert with ADI	902,933,606 BAA Shares (83.37%) £418,831,000 in nominal value of 2008 Convertible Bonds (98.78%) £409,297,000 in nominal value of 2009 Convertible Bonds (96.30%)
CDP and persons presumed to be acting in concert with CDP	132,878 BAA Shares (0.01%)
GIC SI and persons presumed to be acting in concert with GIC SI	£3,000,000 in nominal value of 2008 Convertible Bonds (0.71%) £3,500,000 in nominal value of 2009 Convertible Bonds (0.82%)
Citigroup and persons presumed to be acting in concert with Citigroup	71,516 BAA Shares (0.01%) 14,319 ADRs (0.001%)
Macquarie or various entities either directly or indirectly controlled by Macquarie or funds managed by or to which advisory services are provided by such entities	1,901,193 BAA Shares (0.18%)
HSBC and persons presumed to be acting in concert with HSBC	155,249 BAA Shares (0.01%)

(1) All of the interests in BAA Shares referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- the interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,516 BAA Shares referred to above comprise aholding of 4 ordinary shares in the share capital of BAA and also derivatives (being contracts for differences) referenced to 71,512 BAA Shares. Of these 71,512 BAA Shares, 61,460 are under short positions and 10,052 are under a long position. Of the BAA ADR holding, 10,565 are under long positions and 3,754 are under short positions;
- the interests of CDP and the persons presumed to be acting in concert with CDP in the 132,878 BAA Shares referred to above comprise holdings of 130,220 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares; and
- all of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and the 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Altitude Shares, as referred to in this announcement, except on the basis of information in the AIM Document published by Altitude Assets, dated 5 June 2006. Copies of the AIM Document are available, free of charge, from the registered offices of (i) Altitude Assets at 20-22 Bedford Row, London WC1R 4JS; (ii) KPMG, LLP at 8 Salisbury Square, London EC4Y 8BB; and (iii) Citigroup Global Markets Limited at Citigroup Centre,

Canada Square, Canary Wharf, London E14 5LB, in accordance with the Prospectus Rules.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Revised Offer Document, dated 12 June 2006.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the offers or otherwise. The Recommended Final Offers* are made solely by the Revised Offer Documentation, which contains the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that will be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities

Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

The Altitude Shares that may be issued pursuant to the Share Facilities have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

Subject to the Share Facilities becoming unconditional, application may be made to the London Stock Exchange for all the Altitude Shares to be admitted to trading on AIM. It is intended that any Altitude Shares would be admitted to AIM shortly thereafter. The Altitude Shares would not be dealt in, or on, any other recognised investment exchange and no application has been or is being made for the Altitude Shares to be admitted to any such exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after due and careful consideration and, if appropriate, consultation with an independent financial adviser.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as

agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.



Ferrovial / BAA – A Transforming Acquisition

3rd July 2006

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Disclaimer

By attending the meeting where this presentation is made you agree to be bound by the following limitations:

- No warranty or representation is given, express or implied, and no responsibility or liability is accepted, by Airport Development and Investment ("ADI"), Altitude Assets plc ("Altitude Assets"), Grupo Ferrovial, S.A. ("Ferrovial"), Caisse de dépôt et placement du Québec ("CDP"), GIC Special Investments Pte Limited ("GIC SI") or Citigroup Global Markets Limited ("Citigroup") or any of their respective subsidiaries, connected persons, officers, employees, advisers or agents, as to the fairness, accuracy, completeness or reasonableness of the information contained in this presentation, including any figures, opinions or forecasts, and no reliance should be placed on it.
- The content of the presentation (including, but not limited to, financial information) is based on information Citigroup were aware of on June 2006 and has not been updated. Since this date, knowledge of matters may have been acquired which render the presentation incomplete or misleading and which, had they been know about at the date of the presentation, would have led to material changes being made to the content of the presentation. Neither Citigroup nor Ferrovial have any obligation to advise you of any such matters.
- This presentation is being given on the basis that ADI's acquisition of BAA plc ("BAA") will be to acquire day-to-day control of the affairs of BAA.
- This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of ADI, Altitude Assets, Ferrovial or BAA or any other entity or any member of their respective groups nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities in ADI, Altitude Assets, Ferrovial or BAA or any other entity or any member of their respective groups or any commitment whatsoever.
- Certain statements contained in this presentation are or may be forward-looking statements and as such involve unknown risks, uncertainties and other important factors that could cause the actual results, performance and achievements of Altitude Assets, BAA or Ferrovial to be materially different from future results, performance or achievements express or implied by such forward looking statements.
- The loan notes that may be issued pursuant to the offer for BAA will not be offered into any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.
- Your attention is drawn to the prospectus dated 12 June 2006 published by Altitude Assets. Any decision to invest in Altitude Assets should be made on the basis of the information in that prospectus. You are urged to read it in full, including the risk factors set out therein.
- This presentation (or any part of it) is not to be reproduced, distributed, passed on to any other person (excluding the recipient's professional advisers) without the prior written consent of Citigroup and Ferrovial. The distribution of this presentation or any information contained in it in certain jurisdictions may be restricted by law, and persons into whose possession any presentation containing this presentation or any part of it comes should inform themselves about, and observe, any such restrictions.
- ADI's offer for BAA is for the shares of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. Important information for US holders of BAA shares is set out in the offer documentation. To the extent permitted by applicable law and in accordance with normal UK practice, ADI, Altitude Assets, Ferrovial, CDP, GIC SI, their respective nominees, or their brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA shares other than pursuant to any such offer.
- Citigroup is acting for ADI, Ferrovial, CDP and GIC SI and no one else in connection with the matters described in this presentation, and will not be responsible to anyone other than ADI, Ferrovial, CDP and GIC SI for providing the protections afforded to clients of Citigroup or for providing advice in relation to the matters described in this presentation.

Table of Contents

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1. Transaction Description

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Terms of Acquisition of BAA plc

- 935p per BAA share, plus the previously announced 15.25p per share final dividend
- BAA's Board has unanimously recommended the cash Offers
- Green light from EU and Australian regulatory authorities
- 83.37% acceptances as of Day 60 – Offers declared unconditional
- Consortium took control of BAA's Board on June 26
- Offer will remain open for further acceptances
- Squeeze-out to occur as soon as sufficient acceptances received

Consortium Structure and Acquisition Vehicles


Ferrovial
CDPQ
GIC SI
c.62%
c.28%
10%
Share alternative, listed in AIM
FGP Topco (UK)
Altitude Assets (UK)
90-95%
ADI Holdings (UK)
5%-10%
UK vehicle required for UK tax consolidation of new indebtedness, thus disallowing tax deductibility of acquisition goodwill in Spain
Acquisition SPVs (UK)
Acquisition facilities
BAA (UK)
Existing debt

Key Terms of Shareholder's Agreement

- Ferrovial appoints the majority of BAA's Board members
- Lock-in period of 18 months
- Re-listing, if any, not before 5 years

Source: Offer prospectus and Consortium.

Transaction Size and Available Financing

ADI Sources and Uses

Indicative Sources & Uses of Funds for the Offers			
Source	**(£ million)**	**Uses**	**(£ million)**
Consortium equity	4,271	Purchase of Shares	10,111
GIC PIK Notes	373	Purchase of Convertibles	1,334
Toggle Facility	600	Purchase of Options	307
Senior Acquisition Facilities	4,720	Transaction Costs (1)	212
Subordinated Facilities	2,000		
Total Sources	**11,964**	**Total Uses**	**11,964**

Conditions of Acquisition Financing

- Senior acquisition facilities: 5 year tenor, 100bp spread over LIBOR
- Subordinated facilities: 5 year tenor, 325-425bp spread over LIBOR
- Toggle facility: 12% interest in initial 7 years, interest payable in cash or capitalised
- PIK Notes: 13% interest in initial 7 years, interest payable in cash or capitalised

Enterprise Value



16.3 / €23.6bn (3)
£bn
4.6
Adjusted BAA Debt (2)
0.3
Purchase of Options
1.3
Purchase of Convertibles
10.1
Purchase of Shares

(1) Excluding re-financing fees.
(2) Adjusted BAA debt is reported BAA net debt as of 31 March 2006, adjusted for final dividend, conversion of convertibles and proc eeds from options.
(3) 1.45x €/GBP applied.

Price – Attractive EBITDA Multiple



Trailing EV/EBITDA (x)
35 x
30 x
25 x
20 x
15 x
10 x
5 x
0 x
17.2x
18.3x
17.7x
14.7x
17.8x
12.3x
14.6x
10.2x
29.0x
16.1x
Rome / Leonardo Consortium
Bristol / Ferrovial - Macquarie
Sydney / Southern Cross Consortium
Rome / Macquarie Airports Group
Belfast City / Ferrovial
Brussels / Macquarie
TBI / Abertis
Copenhagen / Macquarie
Budapest / BAA
BAA / ADI

	Rome / Leonardo Consortium	Bristol / Ferrovial - Macquarie	Sydney / Southern Cross Consortium	Rome / Macquarie Airports Group	Belfast City / Ferrovial	Brussels / Macquarie	TBI / Abertis	Copenhagen / Macquarie	Budapest / BAA	BAA / ADI
Date	Jun - 00	Jul - 02	Dec - 02	Jun - 02	May - 03	Nov - 04	Dec - 04	Oct - 05	Dec - 05	Jun - 06
EV	€2.7bn	€0.4bn	€3.0bn	€2.7bn	€0.06bn	€1.6bn	€0.7bn	€2.3bn	€2.0bn	€23.6bn

Multiple affected by recent Budapest acquisition

Small portion of c.£3bn investment in T5 recognised to date

Future upside from Heathrow East, Stansted G2, etc.

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Funding of Ferrovial's Equity Contribution



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Recourse to Ferrovial
£456m
£416m
£40m
Non - Recourse
£1,850m
(8 year tenor)
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Infraestructuras
Cash £123m
Guarantee: Ferrovial Aeropuertos & Cintra shares
SPV
£168m
(1 year tenor)
Guarantee: TopCo shares
£2.4 bn
£0.2bn
£2.6bn
FGP Topco (UK)

£2.6bn equity contribution by Ferrovial (c.62%).

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2. Investment Rationale

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Move is Consistent with Ferrovial's Focus on Infrastructure

- **Ferrovial** has focused on applying its **skills** to become one of the world's leading infrastructure players



Infrastructure Construction
Management Skills
Project Finance
International (OECD) Experience
Key Focus since 1999
2000
2002
2004
2006
Toll roads
Airports
Other
AUSOL
407 ETR
CHICAGO SKYWAY
EuroLink
Trans-Texas Corridor
Sydney Airport
Belfast City Airport
BRISTOL INTERNATIONAL
BAA
Tube Lines

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Why Airports?

Why Airports?

- Growth sector, passenger increases significantly above GDP
- Regulated business – stable regulatory framework
- Capex intensive
- Resilient revenues, stable margins and predictable cash-flows
- Multi-lever: revenue streams

Fit with Ferrovial Strategy

- Attractive prospects in OECD countries
- Positive track record in airport investments
- Expertise in associated infrastructure capital expenditure
- Expertise in managing contracting / execution risk
- Opportunity to apply Ferrovial's financing and releveraging expertise
- Consistent with Ferrovial's increasing focus on recurring businesses

Why BAA?

High quality asset that is expected to deliver attractive cash returns over the very long-term

- Sector leader with high quality assets
- Significant expansion in London airports required
- Strong management skills
- Long-term financing
- Positive traffic growth expectations
- Stable regulatory environment with attractive incentives

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3. BAA – Potential upsides

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BAA – Potential upsides

Airports capacity challenge	→ Long-term investment
Financial	→ Long-term financing
Asset Portfolio Optimisation	→ Strategic review
Leverage on know-how	→ Rely on BAA management skills

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Capacity Challenge – Traffic & Investment

London Airports Cumulative Investment Programme



12,000
10,000
8,000
6,000
4,000
2,000
0
(£ million)
CAGR traffic
2006-16E 3.4%
Capex of approx.
£1 billion per year
1,426
2,695
3,466
4,399
5,357
6,210
6,968
7,715
9,276
10,284
10,928
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16

Heathrow Annual Investment Programme



1,400
1,200
1,000
800
600
400
200
0
(£ million)
1,275
1,052
594
728
786
695
381
225
734
567
443
2005/06
2007/08
2009/10
2011/12
2013/14
2015/16

Stansted Annual Investment Programme



1,400
1,200
1,000
800
600
400
200
0
(£ million)
66
112
92
109
82
89
312
420
721
372
138
2005/06
2007/08
2009/10
2011/12
2013/14
2015/16

Commitment to maintain pre-eminent position in international traffic through further expansion.

Source: Company Data (Includes 2006-2016 BAA traffic and capex forecasts assuming 2.5% inflation). 2016 Non-Reg UK pax as info provided by the Company.

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Other Assets – Strategic Review

Other UK Airports

- Substantial development of terminals and airside facilities, as needed, to accommodate future demand
  - Glasgow – potential second runway
  - Edinburgh – expansion of current terminal
  - Aberdeen – extension of the main runway
  - Southampton – phased extensions of terminal, aprons and car parks

Retail (WDF)

International (ex - Budapest)

Real Estate (Lynton and APP)

Budapest Airport

- Review strategic options

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Financial Efficiency

Debt Post Acquisition



11.9
0.6
Toggle
2.0
Subordinated facilities
£ billion
4.7
Senior acquisition facilities
Long-term refinancing
4.6
Adjusted BAA Debt (mainly bonds)(1)

- **Investment grade rating** key to support long-term capex and financing plans
- **Refinancing work has already begun**
- UK regulated utilities as the model, as per discussions with rating agencies
- Liability management on existing BAA bonds
- Target to reduce size of subordinated facilities via the senior refinancing

(1) Adjusted BAA debt is reported BAA net debt as of 31 March 2006, adjusted for final dividend, conversion of convertibles and proc eeds from options.
Source: Offer Prospectus and Consortium Business Plan.

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4. Impact on Ferrovial

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The New Ferrovial

Largest private infrastructure operator worldwide

Leading European infrastructure, construction and services group

ferrovial + BAA

Track record of delivery through excellence, innovation and focused management

Spain, UK and North America as home markets

Organisational Implications for Ferrovial



Grupo Ferrovial
Construction
Real Estate
Infrastructures
Services
Cintra
BAA

Grupo Ferrovial to play an active role in BAA leveraging on BAA team.

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Transforming Ferrovial's Business Profile

€ billion


Business Profile
Sales
>10
53%
47%
>14
40%
60%
Pre BAA
Post BAA
Construction/Real Estate
Infrastructures/Services
EBITDA
>1.5
33%
67%
>3
15%
85%
Pre BAA
Post BAA

> 80% EBITDA from Infrastructures and Services.

Note: BAA 2006E based on actual FYE March 2006 reported financial information.

Transforming Ferrovial's International Profile

€ billion



Internationalisation
Sales
>10
52%
48%
Pre BAA
>14
40%
60%
Post BAA
Spain
International (OECD)
EBITDA
>1.5
47%
53%
Pre BAA
>3
20%
80%
Post BAA

≅ 80% EBITDA from international activities.

Note: BAA 2006E based on actual FYE March 2006 reported financial information.

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Ferrovial Indebtedness Position (Est.)

€ billion

Total Consolidated Net Debt 2006 (e)	> 32.1
Debt with recourse to Cintra's projects & Tubelines	11.0
Debt with recourse to BAA / ADI	17.7
Rest of the Group Debt	**3.4**

Net Debt / EBITDA ex Concessions **3.4x**

EBITDA ex Concessions 2006 (e)*	**1.0**

Ferrovial Infrastructures "Ring fence Debt"	**2.2**
Debt ex Ferrovial Infrastructures	**1.2**

Net Debt (recourse) / EBITDA ex Concessions & ex F. Infra. **1.5x**

EBITDA ex Concessions & ex Ferrovial Infrastructures 2006 (e)*	**0.8**

Comfortable indebtedness position at the Ferrovial level.

*** Including dividends and concessions capital refunds**

Source: Ferrovial

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2006 Financial Impact – P&L

(€ billion)	Pre BAA	Post BAA	+/-%
Sales	>10.0	>14.0	+40%
EBITDA	>1.5	>3.0	+100%

EPS

- 2006/08 EPS **negative** impact offset by asset disposals
  - High depreciation due to asset revaluation
- 2009/10 EPS **enhancing** depending on
  - Refinancing structure
  - Purchase price allocation to assets

Note: BAA 2006E based on actual FYE March 2006 reported financial information.

Potential Risks

- **Operational**
  - Traffic risk / Opex / Capital projects cost overruns
- **Regulatory**
  - OFT Review
- **Financial**
  - Refinancing / Interest rates
- **Geopolitical**

Conclusions

Transforming Deal

- Stable earnings profile
- High quality long-term asset
- Attractive **cash returns**

Ferrovial's Growth Drivers

- **BAA**
- **US** expansion
  - Trans Texas Corridor
  - Concessions (Indiana toll-road and Chicago Skyway)
  - Construction
- **Services**

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Appendix – Overview of BAA

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Key Operational Highlights



Aberdeen
Edinburgh
Glasgow
Stansted
Heathrow
Gatwick
Southampton
Majority Owned Airports
Retail Management
Management & ownership stake
Pittsburgh
Boston Logan
Baltimore
Indianapolis
Budapest
Naples
Darwin
Tennant Creek
Perth
Alice Springs
Launceston
Melbourne

- Largest airport operator in the world
- Owner of Heathrow, world's busiest international airport
- 144.6m passengers in the UK
- Last 10 year CAGR in London pax of 4.1%
- 81% international passengers in the UK
- 15,000 employees worldwide
- Over 700 destinations served by UK airports
- 106,000 sqm retail space in the UK
- 112,000 car parking spaces
- Privatised in July 1987

- International management and retail contracts
- 118m passengers under management
- BAA recently announced the acquisition of 75% of Budapest Airport for £1.3bn

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BAA, the Largest Airport Operator in the World

Heathrow



- Pax 67 m
- Icon asset – world's busiest international airport

Gatwick



- Pax 33 m
- Focus on charter flights

Stansted



- Pax 22 m
- Focus on low cost scheduled flights

Other UK Airports

- Edinburgh
- Glasgow
- Aberdeen
- Southampton

(Pax 22 m)

Retail

- World Duty Free (WDF)

Real Estate

- Lynton JV

International

- Europe – Budapest, Naples
- Australia – Melbourne, Launceston, Perth, Darwin, Alice Springs, Tennant Creek
- USA – Boston, Baltimore, Pittsburgh, Indianapolis

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Key International Airports by Passengers – 2005



Passengers (million)
90
80
70
60
50
40
30
20
10
0
83
76
68
62
60
59
51
51
43
43
39
37
36
34
33
33
32
32
31
30
30
30
29
27
27
27
26
25
26
25
21
Atlanta Hartsfield Int'l
Chicago O'Hare Int'l
London Heathrow
Tokyo Haneda
Los Angeles Int'l
Dallas Fort Worth Int'l
Paris Charles de Gaulle
Frankfurt Int'l
Denver Int'l
Amsterdam Schiphol
Madrid Barajas
Phoenix Sky Harbor
Las Vegas McCarran
Houston George Bush
Minneapolis Int'l
Detroit Wayne Country
New York JFK
London Gatwick
Roma Fiumicino
Bangkok Int'l
Miami Int'l
Newark Liberty Int'l
San Francisco Int'l
Orlando Int'l
Hong Kong Chek Lap Kok
Seattle/Tacoma Int'l
Tokyo Narita
Toronto Lester B Pearson
Sydney Kingsford Smith
Philadelphia Int'l
London Stansted
Europe
North America
Asia-Pacific

Source: Companies information.

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Comparison of Aeronautical Charges



Index 2005 (Rebased to 100)
100
75
50
25
0
100
88
65
63
58
55
52
36
35
32
31
New Jersey-EWR
New York-JFK
Sydney
Chicago
London-LHR
Miami
Milan-MXP
Bangkok
London-LGW
Hong Kong
Los Angeles

Source: TRL 2005.

Other Assets

Retail (WDF)

- Operates 65 stores across the 7 UK airports
- Over 15,000 sqm of commercial space
- Tax and duty-free business, specialised in luxury brands
- Revenues of £385m, EBIT of £26m

International (ex - Budapest)

- Equity investments and management contracts in Melbourne (20%), Launceston (20%), Perth (15%), Darwin (10%), Alice Springs (10%), Tennant Creek (10%), and Naples (65%)
- Retail management contracts in Boston-Logan, Baltimore, Pittsburg
- Total airport management in Indianapolis
- Revenues of £31m, EBIT of £18m, Other Income of £7m

Real Estate

- 50:50 Lynton JV with Morley Fund Management to create Airport Property Partnership (APP)
- Assets are warehouses, hotels and offices at BAA's airports
- Net book value of £890m as at 31st March 2006
- Revenues of £9m, EBIT (recurring) of £12m

ferrovial

BAA - Main Financial Highlights

FYE March 2006 (£m)	Group	3 year CAGR	London Airports	3 year CAGR
Sales	2,275	+6.0%	1,570	+9.5%
EBITDA	1,009	+6.3%	843	n/a
Margin (%)	44%	--	54%	--
EBIT	710	+6.5%	596	+7.8%
Margin (%)	31%	--	38%	--
Net Income	406	+4.2%	n/a	n/a
Net Debt	5,340	--	n/a	--

2006 Revenue Split by Asset


Stansted
7%
Regional UK
9%
WDF
17%
Gatwick
14%
International
5%
Lynton
0%
Heathrow
48%

2006 Revenue in London Airports


Property and
Operational
Facilities
16%
Other
7%
Airport and
Other Traffic
Charges
50%
Retail
27%

2006 EBIT Split by Asset


Gatwick
14%
Stansted
7%
Regional UK
10%
WDF
4%
International
2%
Lynton
1%
Heathrow
62%

Source: Company reports. Financials shown are before certain re-measurements and exceptional items.

ferrovial

Regulation – Regulated Asset Base

Starting RAB

+

Capex

-

Depreciation

+

Inflation / Adjustments

=

Ending RAB

- The Regulated Asset Base ("RAB")
  - Includes all airport operational assets: runways, terminals, shops, car parks, offices, cargo, maintenance
  - Increases with new capex and inflation and decreases with depreciation
  - Depreciation is fixed at each review (at a projected number and not as an actual number)
- RAB is a proxy to the enterprise value of the regulated assets
- £10.0bn March 2006 RAB for BAA's London airports

Historical Evolution


Allowed Return
7.50%
7.50%
7.75%
Q2 (1992-1997)
Q3 (1997-2003)
Q4 (2003-2008)

Source: BAA and CAA .

ferrovial

Five Year Regulatory Framework Summary

- Purpose of five year regulatory update is to calculate the five year increase in aeronautical tariffs that allows for Expected EBIT to equal Allowed EBIT
- "Single-till" approach
- Applied to BAA London airports and Manchester (the "designated airports")
- Standalone basis in price caps setting for each designated airport - no cross-subsidy between airports

Passengers
x
Aeronautical tariffs
=
SINGLE TILL
Aeronautical Revenues + Non-Aeronautical Revenues
\-
Opex
\-
Depreciation
=

Average RAB x Allowed Return (7.75%)* = Allowed EBIT = Expected EBIT

Regulatory negotiations occur within a clearly set framework.

(*) Q4:2003-2008

ferrovial

Allowed Return – Pre-tax Real vs. Post-tax Nominal


7.75%
c7.2%
Pre-Tax Real
Inflation Adjustment
Taxes
Post-Tax Nominal
"Allowed Return ROCE"
"WACC"

ferrovial

Regulation – Timetable

Regulatory timetable	Event
December 2005	**CAA consults on policy issues for the review**
Winter 2004/05 – Summer 2006	Constructive Engagement between airport and airlines
May 2006	CAA summarises consultation responses and publishes its developing thinking on policy issues
Summer 2006	Outcome of Constructive Engagement published as Price Control Business Plans
September 2006	CAA consults on Business Planning issues
February 2007	CAA makes reference to Competition Commission
August 2007	CC reports to CAA
October 2007	CC report published and CAA consults on price caps
February 2008	CAA Publishes final decision on price caps
April 2008	**New price cap takes effect**

Source: CAA .

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), and as a continuation of the Regulatory Disclosures filed with the Commission on 26 June 2006 and published with numbers 68075 and 68090, GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company majority-owned by Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

On 26 June 2006, ADI confirmed that each of the Recommended Final Offers[1] had become unconditional for all purposes with the exception of each of the Share Facilities[2], which were subject to the condition that sufficient applications for shares of Altitude Assets plc must be received from the shareholders of BAA and holders of BAA convertible bonds.

On this day, ADI has announced, through the London Stock Exchange Regulatory Information System, that the aforementioned condition of obtaining a minimum level of applications for shares of Altitude Assets plc has not been met and, accordingly, the Share Facilities have lapsed and the shareholders of BAA and holders of BAA convertible bonds who applied for shares of Altitude Assets plc will receive, instead, the total consideration in cash as set out in the offer document dated 12 June 2006, unless they opted for the Alternative Loan Note.

The volume of acceptances that had been received at 24.00 on 3 July 2006 is as follows:

- Ordinary shares of BAA: valid acceptances in respect of a total of 949,024,008 shares of BAA, which represent approximately 87.5% of BAA's capital.

- BAA Convertible Bonds:

[1] ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof): (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

[2] Option offered to shareholders of BAA and holders of BAA convertible bonds to receive, as part of the consideration for their shares of BAA, shares of a newly-created company called Altitutde Assets plc instead of the corresponding cash consideration.

- 2008 Convertible Bonds: acceptances received in respect of 419,731,000 pounds sterling nominal value, representing approximately 98.99% of the total nominal value of the 2008 Convertible Bonds.

- 2009 Convertible Bonds: acceptances received in respect of 409,297,000 pounds sterling nominal value, representing approximately 96.31% of the total nominal value of the 2009 Convertible Bonds.

ADI also announced that it has commenced the proceedings to delist the shares and convertible bonds of BAA in accordance with the applicable regulations, which will greatly reduce the liquidity of those securities; therefore, shareholders and holders of convertible bonds of BAA who have not accepted the Recommended Final Offers are recommended to do so as soon as possible. Another announcement with additional details of the delisting will be released shortly.

Attached as an Annex to this communiqué is the original communiqué by ADI in English.

Madrid, 4 July 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 4 July 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

ELECTIONS TO ACQUIRE SHARES OF ALTITUDE ASSETS, LEVELS OF ACCEPTANCES AND DELISTING OF THE BAA SHARES AND BAA CONVERTIBLE BONDS

Elections to acquire shares of Altitude Assets

Airport Development and Investment Limited ("ADI") announces that, as at midnight on 3 July 2006, it had received valid elections capable of satisfaction for a maximum of 10,866,270 Altitude Shares. The relevant condition to each of the Share Facilities requires that valid elections which are capable of satisfaction in accordance with the terms of the relevant Share Facilities are received from BAA Shareholders and BAA Convertible Bondholders in respect of, in aggregate, not less than 123,521,370 Altitude Shares by no later than 3 July 2006. As insufficient valid elections capable of satisfaction in accordance with the terms of the Share Facilities have been received, each of the Share Facilities has lapsed.

The other terms of the Recommended Final Offers* remain unaffected. BAA Shareholders and BAA Convertible Bondholders who validly elected to receive Altitude Shares will receive their entire consideration in cash (except for BAA Shareholders who have validly elected for the Loan Note Alternative) as set out in the revised offer document, dated 12 June 2006, and being the "Revised Offer Document", and need take no further action.

*Level of Acceptances - Ordinary Recommended Final Offer**

As at midnight on 3 July 2006, ADI either owned or had received valid acceptances in respect of a total of 949,024,008 BAA Shares, representing approximately 87.5 per cent. of the issued share capital of BAA.

*Level of Acceptances - Convertible Recommended Final Offers**

As at midnight on 3 July 2006, ADI had received valid acceptances in respect of:

- a total of £419,731,000 nominal of 2008 Convertible Bonds, representing approximately 98.99 per cent. of the entire nominal amount of 2008 Convertible Bonds in issue; and
- a total of £409,297,000 nominal of 2009 Convertible Bonds, representing approximately 96.31 per cent. of the entire nominal amount of 2009 Convertible Bonds in issue.

Delisting

Subject to applicable regulatory requirements, as ADI has now acquired or agreed to acquire issued share capital carrying 75 per cent. or more of the voting rights of BAA, it is now the intention of ADI and BAA to make the following applications:

(a) to the FSA for the cancellation of the listing of the BAA Shares on the Official List and to the London Stock Exchange for the cancellation of the admission of those BAA Shares to trading on the London Stock Exchange's market for listed equity securities; and

(b) in respect of each class of BAA Convertible Bonds, to the FSA for the cancellation of the listing of those BAA Convertible Bonds on the Official List and to the London Stock Exchange for the cancellation of the admission of those BAA Convertible Bonds to trading on the London Stock Exchange's market for listed debt.

The delisting of the BAA Shares and BAA Convertible Bonds will significantly reduce the liquidity and marketability of any such BAA Shares or BAA Convertible Bonds not assented to the Recommended Final Offers*.

It is expected that a further announcement will be made and a letter will be sent to BAA Shareholders and made available to BAA Convertible Bondholders setting out additional details of the delisting shortly.

Further acceptances

If you have not already accepted the relevant Recommended Final Offer* in relation to your BAA Shares or BAA Convertible Bonds (as appropriate), we urge you to do so as soon as possible in accordance with the terms of the Revised Offer Document.

Additional Revised Forms of Acceptance in relation to the Ordinary Recommended Final Offer* are available from Computershare at Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE.

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Revised Offer Document.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* are made solely by the Revised Offer Documentation which contains the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any

jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that will be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during

the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

*** ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.**

RECEIVED
2006 AUG -7 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

The Board of Directors of Grupo Ferrovial S.A. has resolved, at the proposal of the Nomination and Remuneration Committee, to partly modify the composition of its committees. The changes include the replacement of the Chairman of the Audit and Control Committee, who has reached the end of his four-year term.

The changes are as follows:

- Santiago Eguidazu Mayor, an independent director, is appointed as a member of the Executive Committee.

- PORTMAN BAELA S.L., a proprietary director, is appointed as a member of the Audit and Control Committee in place of Santiago Bergareche Busquet.

- Gabriele Burgio, an independent director, is appointed as a member of the Nomination and Remuneration Committee in place of Santiago Eguidazu Mayor.

The resulting composition of committees is as follows:

Executive Committee:
Rafael del Pino y Calvo-Sotelo, Chairman.
Santiago Bergareche Busquet
Jaime Carvajal Urquijo
Joaquín Ayuso García
Fernando del Pino y Calvo-Sotelo
Santiago Eguidazu Mayor
José María Pérez Tremps

....../...

Audit and Control Committee
Gabriele Burgio, who has been appointed as Chairman for the next 4 years.
CASA GRANDE DE CARTAGENA, S.L., represented by María del Pino y Calvo-Sotelo
PORTMAN BAELA, S.L., represented by Eduardo Trueba Cortés
Santiago Eguidazu Mayor

Nomination and Remuneration Committee
Jaime Carvajal Urquijo, who will be the Chairman.
Santiago Bergareche Busquet, independent director
Juan Arena de la Mora
Gabriele Burgio

The Audit and Control Committee and the Nomination and Remuneration Committee are comprised solely of external directors (all independent in the latter committee) and are chaired by independent directors, as established in Grupo Ferrovial, S.A.'s Board of Directors Regulation.

Madrid, 5 July 2006

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), and as a continuation of the Regulatory Disclosure filed with the Commission on 4 July 2006 and published with number 68309, GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company majority-owned by Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

ADI announced today, via the London Stock Exchange Regulatory Information System, that, among other matters, it and BAA intend to commence the proceedings necessary to delist the shares and convertible bonds of BAA in accordance with the applicable regulations, which will significantly reduce the liquidity of both securities; accordingly, it recommends that any holders of shares or convertible bonds of BAA who have not accepted the Recommended Final Offers should do so as soon as possible. On 11 July 2006, an announcement in this connection will be published in the UK edition of the Financial Times, from which date there will be a delisting period of 20 business days, and delisting is expected to be effective on or around 15 August 2006.

Attached as an Annex to this communiqué is the original communiqué by ADI in English.

Madrid, 10 July 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 10 July 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

DELISTING OF THE BAA SHARES AND BAA CONVERTIBLE BONDS AND TERMINATION OF DIVIDEND REINVESTMENT PLAN

The boards of Airport Development and Investment Limited ("ADI") and BAA plc ("BAA") announce that an explanatory letter, a circular (the "Delisting Circular") and an Additional Revised Form of Acceptance have been posted today, 10 July 2006, to BAA Shareholders and the Delisting Circular has been made available to BAA Convertible Bondholders.

Subject to applicable regulatory requirements, as ADI has acquired or agreed to acquire issued share capital carrying 75 per cent. or more of the voting rights of BAA, it is now the intention of ADI and BAA to make the following applications:

(a) to the FSA for the cancellation at BAA's request of the listing of the BAA Shares on the Official List and to the London Stock Exchange for the cancellation of the admission of the BAA Shares to trading on the London Stock Exchange's market for listed equity securities;

(b) to the FSA for the cancellation at BAA's request of the listing of the 2008 Convertible Bonds on the Official List and to the London Stock Exchange for the cancellation of the admission of the 2008 Convertible Bonds to trading on the London Stock Exchange's market for listed debt; and

(c) to the FSA for the cancellation at BAA's request of the listing of the 2009 Convertible Bonds on the Official List and to the London Stock Exchange for the cancellation of the admission of the 2009 Convertible Bonds to trading on the London Stock Exchange's market for listed debt.

The attention of BAA Convertible Bondholders is drawn to the notice to be published on or around 11 July 2006 in the UK edition of the Financial Times.

A notice period of not less than 20 business days prior to cancellation will commence 11 July 2006, being the day after the date of the Delisting Circular. As such, it is anticipated that the cancellation of the listing and admission to trading

of the BAA Shares and BAA Convertible Bonds will each take effect on or shortly after 15 August 2006.

The delisting of the BAA Shares and BAA Convertible Bonds will significantly reduce the liquidity and marketability of any such BAA Shares or BAA Convertible Bonds not assented to the Recommended Final Offers*.

Dividend Reinvestment Plan Termination

Following the takeover of BAA by ADI, the Dividend Reinvestment Plan (the "DRIP") has been terminated in line with the Terms and Conditions of the DRIP. The dividend due to be paid on 11 August will therefore be paid in cash to DRIP participants, rather than in additional BAA Shares, either by cheque or direct to their bank accounts if a bank mandate is in place. Any residue due to DRIP participants will also be paid to them with their cash dividend.

Further acceptances

If you have not already accepted the relevant Recommended Final Offer* in relation to your BAA Shares or BAA Convertible Bonds (as appropriate), we urge you to do so as soon as possible in accordance with the terms of the Revised Offer Document.

Additional Revised Forms of Acceptance in relation to the Ordinary Recommended Final Offer* are available from Computershare at Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the meaning given to them in either the offer document published in relation to the Recommended Final Offers*, dated 12 June 2006 or, to the extent that any term used in this announcement is not defined in that document, the Delisting Circular.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections

afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* are made solely by the Revised Offer Documentation which contains the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that will be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant

laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

*** ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.**

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company majority-owned by Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

ADI gave notice today, through the London Stock Exchange Regulatory Information System, that at 1500 hours London time on 17 July, it had received valid acceptances in respect of approximately 93.28% of the issued share capital of BAA; accordingly, ADI gave notice today to the holders of BAA Shares who have not accepted the Offer that it will compulsorily acquire their BAA Shares by applying sections 428 to 430F ("squeeze out") of the Companies Act 1985 on or after 5 September 2006.

Attached as an Annex to this communiqué is the original communiqué by ADI in English.

Madrid, 24 July 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 24 July 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

COMPULSORY ACQUISITION OF OUTSTANDING BAA PLC ORDINARY SHARES

On 20 April 2006 Airport Development and Investment Limited ("ADI") made an offer for the entire issued share capital of BAA plc (the "BAA Shares"), which offer was increased on 12 June 2006 and recommended by the Board of BAA (the "Ordinary Recommended Final Offer*").

The Board of ADI announced on 26 June 2006 that the Ordinary Recommended Final Offer* had been declared unconditional in all respects. The Board of ADI announces that, by 3pm on 17 July 2006, it had received valid acceptances in respect of or otherwise contracted to acquire 1,011,769,094 BAA Shares, representing approximately 93.28 per cent. of the entire issued share capital of BAA.

Accordingly, having received valid acceptances in respect of or otherwise contracted to acquire over nine-tenths in value of the BAA Shares, ADI is today giving notice to the holders of BAA Shares who have not accepted the Ordinary Recommended Final Offer* informing them that it will compulsorily acquire their BAA Shares by applying sections 428 to 430F of the Companies Act 1985. The transfer of the compulsorily acquired BAA Shares is expected to take place on or after 5 September 2006.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Group Albion

Alex Moore + 34 91 531 2388

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the meaning given to them in the offer document published in relation to the Recommended Final Offers*, dated 12 June 2006.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* are made solely by the Revised Offer Documentation which contains the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that will be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise

determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

*** ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.**

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 29 March, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp)[1] under which the parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. - a wholly-owned subsidiary of Ferrovial Infraestructuras – in the capital of the companies owning the rights over Sydney and Bristol airports. That agreement was disclosed to the CNMV on that same date and published as Regulatory Disclosure number 65285.

Exercise of the options was conditional upon acquisition, by the consortium formed to bid for 100% of the capital of BAA, of a controlling stake in the capital of BAA; that condition was met on 10 July 2006.

On this day, Macquarie and Ferrovial Aeropuertos have signed an agreement amending the terms and conditions of their 29 March 2006 agreement, most notably as follows:

- The price of Ferrovial Infraestructuras' put option on the holding in the capital of the company owning the rights over Bristol airport is no longer subject to a 7.5% discount, accordingly, it now matches the price agreed for the exercise of the call option by Macquarie, i.e. approximately 106 million pounds sterling (154 million euro).

[1] The reciprocal options were initially granted by Ferrovial Aeropuertos and Macquarie Airports (MAp). Nevertheless, on 27 June 2006, MAp announced that it had assigned its right under the call option and its obligation under the put option with regard to Ferrovial's 50% stake in Bristol airport to Macquarie European Infrastructure Fund (MEIF). MAp still holds the right arising from the call option and the obligation arising from the put option in connection with Ferrovial's stake in Sydney airport.

- The deadline for exercising the call and put options on Ferrovial's stake in the company owning the rights to Bristol airport has been moved from 15 January 2007 to 15 April 2007.

Madrid, 27 July 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.